VIA EDGAR

Ms. Susan Block

Ms. John Stickel

Mr. John Spitz

Mr. Ben Phippen

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C., 20549

Re:	AMTD Digital Inc. (CIK No. 0001809691)

Registration Statement on Form F-1 (Registration No. 333-256322)

Dear Ms. Block, Mr. Stickel, Mr. Spitz, and Mr. Phippen,

On behalf of our client, AMTD Digital Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated December 1, 2021 on the Company’s Amendment No. 9 to registration statement on Form F-1 filed on November 10, 2021 (the “Staff Letter”). Concurrently with the submission of this letter, the Company is filing herewith Amendment No. 10 to the Company’s registration statement on Form F-1 (the “Registration Statement”) via EDGAR to the Commission.

The Company respectfully advises the Staff that the Company, together with the underwriters, plans to file the joint acceleration requests as soon as the Staff’s comments are cleared. The Company would appreciate the Staff’s continued assistance to help the Company meet its goal.

U.S. Securities and Exchange Commission

December 2, 2021

Comments in the Staff Letter

The Staff’s comments from the Staff Letter are repeated below in bold and are followed by the Company’s responses. The Company has included page references in the Registration Statement where the language addressing each of the comments appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Amendment No. 9 to Registration Statement of Form F-1 filed November 10, 2021

Cover Page

1.

We note your response to our prior comment 1 and reissue in part. We note your disclosure here and elsewhere in the document that the PRC government may intervene or influence your China operations at any time. Please revise to also clarify here, and elsewhere throughout the document, that the statement that the PRC government may intervene or influence your operations at any time applies to your Hong Kong based operations as well. In this regard, please revise your disclosure on the cover page and throughout to reference and address the laws and regulations of the PRC that could have an impact on your business, financial condition and results of operations should your Hong Kong based business become subject to increased PRC regulation

In response to the Staff’s comment, the Company has revised the disclosure on the cover page, page 8, and pages 18–19 of the Registration Statement.

2.

On the cover page, in the paragraph that discusses that your shares may be delisted or prohibited from trading, please cite to the Holding Foreign Companies Accountable Act as the reason this may occur.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Registration Statement.

Risk Factors, page 18

3.

We note your response to our prior comment 3. Please move the risk factors related to your China and Hong Kong operations to an earlier part of your risk factors. Please make corresponding changes to the Summary of Risk Factors.

U.S. Securities and Exchange Commission

December 2, 2021

In response to the Staff’s comment, the Company has moved the risk factors under the subheading of “Risks Relating to Doing Business in Mainland China and Hong Kong” to the onset of the Risk Factors section of the Registration Statement. The Company has made the corresponding changes to the Summary of Risk Factors section accordingly.

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If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Frederic Lau, Director and President, AMTD Digital Inc.

Mark Chi Hang Lo, Chief Executive Officer, AMTD Digital Inc.

Xavier Ho Sum Zee, Chief Financial Officer, AMTD Digital Inc.

Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

David T. Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP